UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1342645

As at January 16, 2008

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Dick Whittington
President and CEO

Date: January 16, 2008

Print the name and title of the signing officer under his signature.

    Ste. 1020, 800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

FARALLON APPOINTS NEW DIRECTOR

January 16, 2008 Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. (TSX: FAN; OTCBB: FRLLF) ("Farallon" or the "Company") is pleased to announce the appointment of Mr. Eduardo Luna to the Company's Board of Directors. Currently Chairman of Silver Wheaton Corp. as well as a member of the Boards of several other mining companies, Mr. Luna recently retired as Executive Vice President of Goldcorp Inc.

Mr. Luna holds a degree in Advanced Management from Harvard University, an MBA from the Instituto Tecnologico de Estudios Superiores de Monterrey and a Bachelor of Science in Mining Engineering from Universidad de Guanajuato.

In addition to his executive responsibilities with Goldcorp Inc, he was President of Goldcorp's Mexican mining operations and its predecessor company, Luismin, for seventeen years. Prior to that, he was with Minera Autlan for seven years, holding various executive positions, and with Industrias Penoles for five years.

Mr. Luna is an active member of the broader mining community in Mexico. He is currently President of the Consulting Board for the School of Mines, Universidad de Guanajuato and member of the advisory Boards of the Schools of Mines for Mexico University and Zacatecas University. Mr. Luna is also a Past President of the Mexican Chamber of Mines and The Silver Institute.

President and CEO Dick Whittington said: "This year promises to be an exceptional one for Farallon as we continue to advance our G-9 project. The Board and the Company will benefit greatly from Mr. Luna's business acumen and depth of experience in mining operations in Mexico. It is my pleasure to welcome him to the Board."

In conjunction with this appointment, the Company has granted Mr. Luna directors' stock options for the purchase up to a total of 300,000 common shares in the capital of Farallon at a price of Cdn$0.67 per share. The options granted are exercisable for a five-year period.

Farallon is focused on exploration and pre-development of the G-9 deposit at its Campo Morado Property in Guerrero State, Mexico. Under the Company's parallel track program, exploration drilling is delineating the high-grade G-9 deposit, and mine planning, equipment acquisition and site preparations are also taking place with a goal of beginning production in July 2008.

For further details on Farallon Resources Ltd. and its Campo Morado property, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS
J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information
This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and may require achievement of a number of technical, economic and legal objectives, including obtaining lower than expected grades and quantities of mineralization and resources, recovery rates and mining rates, changes in and the effect of government policies with respect to mineral exploration and exploitation, the possibility of adverse developments in the financial markets generally, delays in exploration, development and construction projects, fluctuations in the prices of zinc, gold, silver, copper, lead and other commodities, obtaining additional mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of additional financing to fund mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com and the Company's annual report on Form 20-F at www.sec.gov.